Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated December 26, 2014 PRICING SUPPLEMENT No. 471 dated December , 2014 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K

Step-Up Callable Notes Notes due December 30, 2024

■	Quarterly interest payments

■	The per annum fixed rate of interest payable on the notes will increase during the term of the notes:

	Years 1-3:	2.375%
	Years 4-6:	3.750%
	Years 7-8:	4.250%
	Years 9-10:	5.250%

■	Redeemable quarterly by Wells Fargo & Company at par after 3 years

■	You should not expect to earn the higher stated interest rates described above because, unless general interest rates rise significantly, the notes are likely to be redeemed

■	If not redeemed by Wells Fargo & Company, term of approximately 10 years

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	$3.00	$997.00
Total

(1)

The agent discount will not be more than $3.00 per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Step-Up Callable Notes

Notes due December 30, 2024

Investment Description

The Notes due December 30, 2024 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek a fixed income investment with an interest rate that increases to, but not above, the preset rates during the term of the investment;

¡

seek current income of at least 2.375% per annum (the interest rate applicable for the first three years) and at an interest rate in excess of 2.375% after the first three years through stated maturity, subject to our right to redeem the notes after three years;

¡	understand that the notes may be redeemed by Wells Fargo after three years; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the interest rates provided by the notes;

¡	prefer the certainty of investments without an optional redemption feature; or

¡	are unwilling to accept the credit risk of Wells Fargo.

PRS-2

Step-Up Callable Notes

Notes due December 30, 2024

Terms of the Notes

Pricing Date:	December 26, 2014.*

Issue Date:	December 30, 2014.* (T+2)

Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.

Stated Maturity Date:

December 30, 2024.* The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:

Unless redeemed prior to stated maturity by Wells Fargo, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:

Each March 30, June 30, September 30, and December 30, commencing March 30, 2015 and at stated maturity or earlier redemption.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include March 29, 2015. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:	The per annum interest rate that will apply during the interest periods are as follows:
	Commencing December 30, 2014 and ending December 29, 2017	2.375%
	Commencing December 30, 2017 and ending December 29, 2020	3.750%
	Commencing December 30, 2020 and ending December 29, 2022	4.250%
	Commencing December 30, 2022 and ending December 29, 2024	5.250%

Optional Redemption:

The notes are redeemable by Wells Fargo, in whole or in part, on any interest payment date occurring on or after December 30, 2017 at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment of Notes.”

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-3

Step-Up Callable Notes

Notes due December 30, 2024

Terms of the Notes (Continued)

Agent:

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $3.00 per note. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to the discount or concession received in connection with the sale of the notes to you.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RVN8

Material Tax Consequences:

A note will be treated for U.S. federal income tax purposes as a “fixed-rate debt instrument” that is issued without original issue discount (“OID”). Accordingly, you will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on your method of accounting for tax purposes. Both U.S. and non-U.S. persons considering an investment in a note should read the discussion under “United States Federal Tax Considerations” below.

PRS-4

Step-Up Callable Notes

Notes due December 30, 2024

Risk Factors

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will increase to preset rates at scheduled intervals during the term of the notes, the interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described herein. You should not expect to earn the higher stated interest rates which are applicable only after the first three years of the term of the notes because, unless general interest rates rise significantly, the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to redemption or maturity as compared to other equivalent investment alternatives rather than the higher stated interest rates which are applicable only after the first three years of the term of the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a term of ten years, subject to our right to redeem the notes starting on December 30, 2017. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

PRS-5

Step-Up Callable Notes

Notes due December 30, 2024

Risk Factors (Continued)

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

•

Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected hedging profit will be in addition to the concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-6

Step-Up Callable Notes

Notes due December 30, 2024

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a “real estate investment trust”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader in securities subject to a mark-to-market method of tax accounting with respect to the notes;

•	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;

•	a person subject to the alternative minimum tax;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to your particular U.S. federal tax consequences of holding and disposing of the notes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Any consequences resulting from the Medicare tax on investment income are not discussed. You should consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

In the opinion of our counsel, Davis Polk & Wardwell LLP, a note will be treated as a “fixed-rate debt instrument” that is issued without OID for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. holder” also includes certain former citizens and residents of the United States.

PRS-7

Step-Up Callable Notes

Notes due December 30, 2024

United States Federal Tax Considerations (Continued)

Interest on a Note. Stated interest on a note will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

Under applicable Treasury regulations, we will generally be presumed to exercise our option to redeem a note if the exercise of the option would lower the yield on a note. The yield on a note would be lowered if we redeemed a note before the initial increase in the interest rate, and therefore the notes will not be treated as issued with OID. If, contrary to the presumption in the applicable Treasury regulations, we do not redeem a note before the initial increase in the interest rate, solely for purposes of calculating OID, a note will be treated as if it were redeemed and a new note were issued on the presumed exercise date for the note’s principal amount. The same analysis will apply to the subsequent increases in the interest rate, which means the note that is deemed reissued will be treated as redeemed prior to any subsequent increase in the interest rate, and therefore as issued without OID.

Sale, Exchange or Retirement of a Note. You will recognize capital gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Interest on a Note”) and your adjusted tax basis in the note. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the note for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Your adjusted tax basis in a note generally will be equal to your original purchase price for the note.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to you on a note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service (the “IRS”). In addition, information returns will be filed with the IRS in connection with payments on a note and the proceeds from a sale, exchange or other disposition of a note, unless you provide proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

The term “non-U.S. holder” does not include any of the following holders:

•	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of a note;

•	certain former citizens or residents of the United States; or

•	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.

PRS-8

Step-Up Callable Notes

Notes due December 30, 2024

United States Federal Tax Considerations (Continued)

Subject to the discussions below concerning backup withholding and FATCA, you will not be subject to U.S. federal income or withholding tax in respect of a note, provided that:

•	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding a note on behalf of the beneficial owner) furnishes to the applicable withholding agent an appropriate IRS Form W-8, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments of interest on a note and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of a note. You may be subject to backup withholding in respect of amounts paid to you, unless you comply with certification procedures to establish that you are not a U.S. person for U.S. federal income tax purposes or otherwise establish an exemption. Compliance with the certification procedures described above will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in a note. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note received by the decedent at the time of death would have been subject to U.S. federal withholding tax as described above (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in a note in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest on the notes and, for dispositions after December 31, 2016, to payments of gross proceeds of the disposition (including upon retirement) of the notes. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

PRS-9